# SEC Schedule 13D/A (Amendment No. 8) — Beneficial ownership report by holders of more than 5% of a class

Issuer: SPYRE THERAPEUTICS, INC., CIK 0001636282
CUSIP: 00773J202
Title of class of securities: Common Stock, $0.0001 par value
Address of issuer's principal executive offices: 221 Crescent Street, Building 23, Suite 105, Waltham, Massachusetts (MA), 02453
Date of event which requires filing of this statement: 10/07/2026
Amends the filing with accession number 0001193125-23-180612
Filed by CIK 0001802528
Persons authorized to receive notices and communications: Ms. Erin O'Connor, Fairmount Funds Management LLC, 200 Barr Harbor Drive, Suite 400, West Conshohocken, Pennsylvania (PA), 19428, (267) 262-5300

## Reporting persons
- Fairmount Funds Management LLC (CIK 0001802528): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 9,354,200; sole dispositive power 0; shared dispositive power 9,354,200; aggregate amount beneficially owned 9,354,200 (9.19% of the class)
  Comment: The securities represent 9,354,200 shares of common stock, $0.0001 par value per share (the "Common Stock") issuable upon conversion of 233,855 shares of Series A Preferred Stock, par value $0.0001 per share (the "Series A Preferred Stock"), held directly by Fairmount Healthcare Fund II L.P. ("Fund II"). The securities exclude shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock held directly by Fund II in excess of the beneficial ownership limitation of 9.99%.
  
  Row 13 is based on 101,764,627 shares of Common Stock outstanding as of October 7, 2026, consisting of (i) 92,181,781 shares of Common Stock outstanding as of October 7, 2026, as reported in the Company's final prospectus supplement filed pursuant to Rule 424(b)(5) dated October 5, 2026, (ii) 228,646 shares underlying options that are currently exercisable or will be exercisable within 60 days of the date of this filing by the Reporting Persons and (iii) 9,422,760 shares of Common Stock underlying the 233,855 shares of Series A Preferred Stock owned by Fund II, applying the beneficial ownership limitation.
- Fairmount Healthcare Fund II L.P. (CIK 0001769651): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 9,354,200; sole dispositive power 0; shared dispositive power 9,354,200; aggregate amount beneficially owned 9,354,200 (9.19% of the class)
  Comment: The securities represent 9,354,200 shares of Common Stock issuable upon conversion of 233,855 shares of Series A Preferred Stock held directly by Fund II. The securities exclude shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock held directly by Fund II in excess of the beneficial ownership limitation of 9.99%.
  
  Row 13 is based on 101,764,627 shares of Common Stock outstanding as of October 7, 2026, consisting of (i) 92,181,781 shares of Common Stock outstanding as of October 7, 2026, as reported in the Company's final prospectus supplement filed pursuant to Rule 424(b)(5) dated October 5, 2026, (ii) 228,646 shares underlying options that are currently exercisable or will be exercisable within 60 days of the date of this filing by the Reporting Persons and (iii) 9,422,760 shares of Common Stock underlying the 233,855 shares of Series A Preferred Stock owned by Fund II, applying the beneficial ownership limitation.
- Harwin Peter Evan (CIK 0001663607): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: affiliate funds (AF); sole voting power 520,361; shared voting power 9,665,600; sole dispositive power 520,361; shared dispositive power 9,665,600; aggregate amount beneficially owned 10,185,961 (9.99% of the class)
  Comment: The securities include (a) 406,038 shares of Common Stock held directly by Mr. Harwin, (b) 114,323 shares of Common Stock issuable upon the exercise of options that are currently exercisable or will be exercisable within 60 days of the date of this filing held directly by Mr. Harwin*, and (c) Fund II's direct holdings of 9,665,600 shares of Common Stock issuable upon conversion of 241,640 shares of Series A Preferred Stock held directly by Fund II. The securities exclude shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock held directly by Fund II in excess of the beneficial ownership limitation of 9.99%.
  
  Row 13 is based on 101,961,704 shares of Common Stock outstanding as of October 7, 2026, consisting of (i) 92,181,781 shares of Common Stock outstanding as of October 7, 2026, as reported in the Company's final prospectus supplement filed pursuant to Rule 424(b)(5) dated October 5, 2026, (iii) 114,323 shares of Common Stock underlying options that are currently exercisable or will be exercisable within 60 days of the date of this filing by Mr. Harwin and (iii) 9,665,600 shares of Common Stock underlying the 241,640 shares of Series A Preferred Stock owned by Fund II, applying the beneficial ownership limitation.
  
  * Under Mr. Harwin's arrangement with Fairmount, Mr. Harwin holds the options for one or more investment vehicles managed by Fairmount (each, a "Fairmount Fund"). Mr. Harwin is obligated to turn over to Fairmount any net cash or stock received from the option for the benefit of such Fairmount Fund. Mr. Harwin therefore disclaims beneficial ownership of the option and underlying common stock.
- Kiselak Tomas (CIK 0001830177): type of reporting person: individual (IN); citizenship or place of organization: Slovakia (2B); member of a group; source of funds: affiliate funds (AF); sole voting power 520,361; shared voting power 9,665,600; sole dispositive power 520,361; shared dispositive power 9,665,600; aggregate amount beneficially owned 10,185,961 (9.99% of the class)
  Comment: The securities include (a) 406,038 shares of Common Stock held directly by Mr. Kiselak, (b) 114,323 shares of Common Stock issuable upon the exercise of options that are currently exercisable or will be exercisable within 60 days of the date of this filing held directly by Mr. Kiselak*, and (c) Fund II's direct holdings of 9,665,600 shares of Common Stock issuable upon conversion of 241,640 shares of Series A Preferred Stock held directly by Fund II. The securities exclude shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock held directly by Fund II in excess of the beneficial ownership limitation of 9.99%.
  
  Row 13 is based on 101,961,704 shares of Common Stock outstanding as of October 7, 2026, consisting of (i) 92,181,781 shares of Common Stock outstanding as of October 7, 2026, as reported in the Company's final prospectus supplement filed pursuant to Rule 424(b)(5) dated October 5, 2026, (iii) 114,323 shares of Common Stock underlying options that are currently exercisable or will be exercisable within 60 days of the date of this filing by Mr. Kiselak and (iii) 9,665,600 shares of Common Stock underlying the 241,640 shares of Series A Preferred Stock owned by Fund II, applying the beneficial ownership limitation.
  
  * Under Mr. Kiselak's arrangement with Fairmount, Mr. Kiselak holds the options for one or more Fairmount Funds. Mr. Kiselak is obligated to turn over to Fairmount any net cash or stock received from the option for the benefit of such Fairmount Fund. Mr. Kiselak therefore disclaims beneficial ownership of the option and underlying common stock.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value
Name of issuer: SPYRE THERAPEUTICS, INC.
Address of issuer's principal executive offices: 221 Crescent Street, Building 23, Suite 105, Waltham, Massachusetts (MA), 02453
Comment:
This Amendment No. 8 amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on June 30, 2023, Amendment No. 1 filed on November 29, 2023, Amendment No. 2 filed on December 11, 2023, Amendment No. 3 filed on December 29, 2023, Amendment No. 4 filed on April 25, 2024, Amendment No. 5 filed on October 17, 2025, and Amendment No. 6 filed on April 20, 2026, and Amendment No. 7 filed on June 23, 2026 (as amended, the "Statement" or the "Schedule 13D") by the Reporting Persons with respect to the Common Stock of the Company. Unless otherwise defined herein, capitalized terms used in this Amendment No. 7 shall have the meanings ascribed to them in the Statement. Unless amended or supplemented below, the information in the Statement remains unchanged. This Amendment No. 8 is being filed solely to report the Reporting Persons' entry into a lock-agreement in connection with the Company's underwritten public offering; the number of shares of Common Stock and Series A Preferred Stock beneficially owned by the Reporting Persons has not changed since Amendment No. 7 to the Statement, filed on June 23, 2026.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information in rows 11 and 13 of each of the cover pages (including the explanatory note in the "Comments") of this Amendment No. 8 is incorporated by reference herein.

Together, the Reporting Persons' securities include (i) 812,076 shares of Common Stock owned by the Reporting Persons, (ii) 9,100,160 shares of Common Stock issuable upon conversion of 227,504 shares of Series A Preferred Stock subject to the 9.99% beneficial ownership limitation applied to all of the securities owned by the Reporting Persons and (iii) 228,646 shares of Common Stock issuable upon the exercise of options held by the Reporting Persons that are currently exercisable or will be exercisable within 60 days of the date of this filing. The securities exclude 4,741,640 shares of Common Stock issuable upon conversion of 118,541 shares of Series A Preferred Stock held directly by Fund II in excess of the beneficial ownership limitation of 9.99%.
Number of shares as to which each person has sole or shared power to vote or dispose: The information in rows 7 through 10 of each of the cover pages of this Amendment No. 8 is incorporated by reference herein.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Lock-Up Agreement

In connection with the Company's underwritten public offering of common stock that closed on October 7, 2026, the Reporting Persons entered into a customary lock-up letter agreement (the "Lock-Up Agreement") with Jefferies LLC, TD Securities (USA) LLC, Leerink Partners LLC and Stifel, Nicolaus & Company, Incorporated, acting as the representatives of the underwriters (collectively, the "Representatives") to an underwriting agreement with the Company. Pursuant to the Lock-Up Agreement, the Reporting Persons agreed to refrain from selling shares of the Company's securities without the consent of the Representatives, and other customary lock-up conditions, for a period of 60 days following the date of the final prospectus supplement for the offering.

The Reporting Persons did not purchase any securities of the Company or otherwise participate in the offering.

The foregoing description of the Lock-Up Agreement does not purport to be complete and is qualified in its entirety by reference to the Form of Lock-Up Agreement, which is filed as Exhibit 99.2 to this Schedule 13D and incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1 Joint Filing Agreement 99.1 (incorporated by reference to Exhibit 99.1 of the Reporting Persons' Schedule 13D filed with the SEC on October 17, 2025).

99.2 Lock-Up Agreement (incorporated by reference to Exhibit A to the Underwriting Agreement filed as Exhibit 1.1 of the Company's Form 8-K filed with the SEC on October 7, 2026).

## Signatures
- Fairmount Funds Management LLC: /s/ Peter Harwin, Peter Harwin, Managing Member (10/09/2026)
- Fairmount Funds Management LLC: /s/ Tomas Kiselak, Tomas Kiselak, Managing Member (10/09/2026)
- Fairmount Healthcare Fund II L.P.: /s/ Peter Harwin, Peter Harwin, Managing Member (10/09/2026)
- Fairmount Healthcare Fund II L.P.: /s/ Tomas Kiselak, Tomas Kiselak, Managing Member (10/09/2026)
- Harwin Peter Evan: /s/ Peter Harwin, Peter Harwin (10/09/2026)
- Kiselak Tomas: /s/ Tomas Kiselak, Tomas Kiselak (10/09/2026)